Exhibit 99.1

TransAlta Corporation Announces Results of the Annual Meeting of Shareholders and Election of all Directors

CALGARY, April 20, 2017 /CNW/ - TransAlta Corporation (TSX: TA; NYSE: TAC) ("TransAlta" or the "Company") held its Annual Meeting of Shareholders on April 20, 2017 in Calgary, Alberta.  A total of 126,567,006 common shares, representing 43.96% of the shares outstanding were represented in person and by proxy at the meeting.

The following resolutions were considered by Shareholders:

1.                  Election of Directors

The nine director nominees proposed by management were elected by a show of hands.  Proxies were received as follows:

Nominee	Votes For	Per cent	Withheld	Per cent
John P. Dielwart	118,657,429	97.71%	2,779,026	2.29%

Timothy W. Faithfull	118,789,723	97.82%	2,646,732	2.18%

Dawn L. Farrell	118,761,470	97.80%	2,674,985	2.20%

Alan J. Fohrer	118,877,413	97.89%	2,559,042	2.11%

Gordon D. Giffin	117,995,546	97.17%	3,440,909	2.83%

P. Thomas Jenkins	106,516,301	87.71%	14,920,154	12.29%

Yakout Mansour	118,794,450	97.82%	2,642,005	2.18%

Georgia R. Nelson	106,023,523	87.31%	15,412,932	12.69%

Beverlee F. Park	106,378,987	87.60%	15,057,468	12.40%

2.                  Appointment of Auditors

The appointment of Ernst & Young LLP to serve as the independent auditors for 2017 was approved by a show of hands.  Proxies were received as follows:

Votes For	Per cent	Withheld	Per cent
124,293,545	98.33%	2,113,141	1.67%

3.                  Advisory Vote on Executive Compensation

The advisory vote on the Company's approach to executive compensation was conducted by ballot and the resolution was not approved.  The votes by ballot were received as follows:

Votes For	Per cent	Votes Against	Per cent
57,496,305	47.29%	64,097,750	52.71%

As this is an advisory vote, the results will not be binding upon the Board; however, the Board will take the results of this vote into account, as appropriate, when considering future compensation policies, procedures and decisions.  The Board will also continue engaging directly with Shareholders to receive feedback regarding the Company's approach to executive compensation, and the Board will assess its future compensation policies, procedures, and decisions in the context of such feedback.   The Company considers its approach to executive compensation as being a significant component of its broader corporate governance practices, which is generally consistent with best practices and includes claw-back policies, diversity policies, share ownership guidelines, anti-hedging policies and equity grant controls.

About TransAlta:
TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta's focus is to efficiently operate wind, hydro, solar, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been recognized on CDP's Canadian Climate Disclosure Leadership Index (CDLI), which includes Canada's top 20 leading companies reporting on climate change, and has been selected by Corporate Knights as one of Canada's Top 50 Best Corporate Citizens and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

For more information about TransAlta, visit our web site at transalta.com, or follow us on Twitter @TransAlta.

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/April2017/20/c8133.html

%CIK: 0001144800

For further information: Investor Inquiries: Jaeson Jaman, Manager, Investor Relations, Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Stacey Hatcher, Manager, Communications, Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 19:03e 20-APR-17